May 3, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER APPOINTS MARTIN CARSKY EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER AND ADDS R.W. (BOB) GARNETT TO BOARD OF
DIRECTORS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the appointment of Martin Carsky B.Sc., CA to the newly created position of Executive Vice President and Chief Financial Officer, effective June 1, 2011, and is therefore stepping aside as an independent director.

Martin Carsky is a senior financial executive with more than twenty years experience in capital markets, mergers, acquisitions, restructuring and corporate governance, and was formerly an independent director and chairman of Great Panther’s audit committee. “Martin’s depth of general business experience, financial reporting and financial oversight background, combined with his M&A experience, will be invaluable as Great Panther continues its strong growth and looks to evaluate further corporate development opportunities,” said Kaare Foy, the Company’s Executive Chairman.

Mr. Carsky is currently the CEO of Con-Space Communications Ltd. a member of the Savox Group of Companies, a position he will be leaving to take on this new role. In the past, he has been the CEO or CFO of several Vancouver-based public and private businesses and was formerly a director and chairman of the audit committee for Spectrum Signal Processing, Pacific Safety Products and Con-Space Communications. He currently serves as audit committee chairman and independent director on the board of Cangold Limited. Mr. Carsky replaces Ms. Raakel Iskanius who is resigning as the Company’s CFO for personal reasons. “Over the past four years, Raakel has been part of the company’s growth from a small emerging producer to a profitable junior producer and has had overall responsibility for developing the Company’s reporting systems, creating, building and managing its accounting department, and overseeing all financial aspects of our business in Canada and Mexico – an outstanding achievement during this period of rapid growth,” said Robert Archer, Great Panther’s President & CEO. Ms. Iskanius will remain on as a consultant to the Company.

Joining the Board of Directors as the new Chairman of the Audit Committee effective immediately is Mr. R.W. (Bob) Garnett. Mr. Garnett is a Chartered Accountant and has completed the Director Education Program, Institute of Corporate Directors and earned a Bachelor of Arts (Commerce) from Simon Fraser University. He currently serves as a Director and Vice-Chair of Translink, metro Vancouver’s regional transit authority, and as a Director of VRX Worldwide Inc. Mr. Garnett served as a director of Coast Capital Savings from 1984 to 2009 including seven years as Chairman. He was an owner for ten years of U.S. and Canadian based companies in the same day courier business. The Canadian courier business was a leader in environmental sustainability utilizing hybrid and electric vehicles and maintained ISO certified office practices. Previous to this, he was an owner and president of Eaglequest Golf Centers Inc., and held senior financial roles in the residential and commercial real estate industry.

“We are extremely pleased to be able to add someone of Bob’s calibre and experience to our Board”, added Mr. Foy.

Great Panther Silver Limited is a profitable and rapidly growing primary silver producer operating two 100%-owned mines in Mexico. Its flagship operation, the Guanajuato Mine Complex, forms part of the Guanajuato mining district, historically, the second largest silver producing region in Mexico, having produced more than one billion ounces of silver since the year 1600. Great Panther generates approximately 71% of its revenue from silver and 20% from gold, making it very much a precious metals company. A small amount of lead-zinc is also produced as a by-product at the Company's Topia Mine in Durango State.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.